EXHIBIT E TO FORM C
AUDITED FINANCIAL STATEMENTS

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LITT Global US PTY LTD.

Independent Accountant's Audit Report Together with Financial Statements

As of December 31, 2022

LITT Global US PTY LTD.
Table of Contents

Abdi Sheikh-Ali, CPA, PLLC

450 Century Parkway, Suite 250   Tel. (972) 217-4646
Allen, Texas 75013   Fax. (972) 217-4645
www.abdisheikh.com   cpa@abdisheikh.com

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors of
LITT Global US PTY LTD:

Opinion

We have audited the accompanying financial statements of LITT Global US PTY LTD. which comprise of the balance sheet as of December 31, 2022, and the related statements of operations, cash flows, and changes in shareholders' equity for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements presently fairly, in all material respects, the financial position of LITT Global US PTY LTD. as of December 31, 2022, and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis of Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the financial statements section of our report. We are required to be independent of LITT Global US PTY LTD. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about LITT Global US PTY LTD.'s ability to continue as a going concern for a period of one year from the date that the financial statements are issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but not absolute assurance, and therefore is not a guarantee that an audit conducted in accordance with Generally Accepted Auditing Standards (GAAS) will always detect a material misstatement when it exists.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

Exercise professional judgment and maintain professional skepticism throughout the audit.

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of LITT Global US PTY LTD. 's internal control. Accordingly, no such opinion is expressed.

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about LITT Global US PTY LTD.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control—related matters that we identified during the audit.

Going Concern
As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company become unable to continue as a going concern.

Abdi Sheikh-Ali, CPA, PLLC

Allen, Texas
September 21, 2023

LITT Global US PTY LTD.
Balance Sheet
As of December 31, 2022

LIABILITIES

Accrued expenses		$	11,771
Due to related parties			19,740
Total liabilities		$	31,511

Total shareholders' capital

Common stock - 10 million shares authorized, none issued, par value $$.0001		$	-
Retained earnings (deficit)			(31,511)
Total shareholders' capital		$	(31,511)
Total liabilities and shareholders' capital		$	-

LITT Global US PTY LTD.
Statement of Operations
For the year ended December 31, 2022

REVENUE

Sales revenue	$	-
Total revenue	$	–

OPERATING EXPENSES

Legal and professional fees	$	18,006
License, permits, and local taxes		1,020
Total operating expenses	$	19,026
Net income (loss)	$	(19,026)

LITT Global US PTY LTD.
Statement of Cash Flows
For the year ended December 31, 2022

Cash flows from operating activities

Net income (loss)	$	(19,026)

Adjustments to reconcile Change in net assets
to net cash provided by operating activities:

Increase (decrease) in accrued expenses		9,051
Net cash provided (used) by Operating activities	$	**(9,975)**

Cash flows from financing activities

Increase (decrease) in due to related parties		9,975
Net cash provided (used) by Financing activities	$	**9,975**

Net increase (decrease) in cash	$	-
Cash at beginning of period	$	-
Cash at end of period	$	-

Supplemental disclosure of cash flow information

Cash paid during the year for interest	$	-

LITT Global US PTY LTD.
Statement of Changes in Shareholders' Capital
For the year ended December 31, 2022

Description	Common Stock			Total	
	Number of Shares		Amount		Total
Total shareholders' capital at December 31, 2021	-	$	(12,485)		(12,485)
Issued shares	-	$	-	$	-
Dividends paid	-		-		-
Syndication costs	-		-		-
Net income (loss)	-		(19,026)		(19,026)
Total shareholders' capital at December 31, 2022	-	$	(31,511)	$	(31,511)

1. Nature of Operations

LITT Global US PTY LTD (the "Company") is a limited liability company organized in the State of Washington on June 10, 2019. The Company is a fintech that was founded to launch a social e-commerce platform with a community focus and that connects like-minded people, businesses, and other key stakeholders in local communities.

2. Significant Accounting Policies

a. Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP) as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("FASB ASC"). The accompanying financial statements are for the financial statements of the Company. The Company follows a calendar year-end.

b. Cash & Cash Equivalents

Cash & cash equivalents include cash in bank accounts and highly liquid debt instruments purchased with an original maturity of three months or less.

c. Concentration of Credit Risk

The Company plans to maintain cash with US-based financial institutions. The Federal Deposit Insurance Corporation (FDIC) insures the total deposits at these institutions up to $250,000 per depositor.

d.   Property, Plant, & Equipment

The Company follows the practice of capitalizing all expenditures for property, furniture, fixtures, equipment, and leasehold improvements in excess of $1,000. Depreciation of all such items is computed on a straight-line basis over the estimated useful lives of the assets which generally are as follows:

Buildings	39 years
Building improvements	15- 39 years
Furniture and equipment	5 – 7 years
Software	5 years
Vehicles	5 years
Leasehold improvements	life of lease or useful life (whichever is shorter)

The Company did not have any property, plant, and equipment as of December 31, 2022.

e.   Accrued Expenses

Accrued expenses consists of liabilities incurred in the ordinary course of business. As of December 31, 2022, accrued expenses totaled $11,771.

f.   Income Taxes

The Company is a recently incorporated entity which is a C-corporation for tax purposes. The Company addresses uncertain tax positions in accordance with ASC Topic 740, Income Taxes, which provides guidance on the recognition, measurement, presentation, and disclosure of uncertain tax positions in the financial statements. Since the Company is a newly formed entity, management didn't identify the existence of any uncertain tax positions. Deferred tax is recognized on temporary differences between the carrying amounts and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. The Company reviews the carrying amount of deferred tax assets at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. For the year ended December 31, 2022, the Company did not have a net profit and as such has made no provision for income taxes in the accompanying financial statements.

The following table represents the net deferred tax assets as of December 31, 2022:

Federal income tax benefit attributable:

Net operating loss carryforwards	$	4,116
Less: valuation allowance		(4,116)
Net deferred tax assets:	$	-

The current income taxes are based on the year's income taxable for federal and state tax reporting periods. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based on management's analysis, the financial statements and tax bases of the assets and liabilities are the same.

Income tax expense (benefits) to the statutory rate of 21% for the year ended December 31, 2022, is as follows:

Tax Benefits at statutory rate - 21%	$	(4,116)
State income tax benefits, net of federal		-
Non-deductible expenses		-
Valuation allowance		4,116
Total provision of income tax	$	-

g.   Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles at times requires the use of management's estimates. Actual results could vary from these estimates.

h.   Advertising Costs

The Company expenses advertising costs as they are incurred. The Company did not incur any advertising expenses for the year ended December 31, 2022.

i.   Related Party Transactions

For the year ended December 31, 2022, related parties paid various start-up and operational costs on behalf of the Company. Consequently, as of December 31, 2022, the Company recorded $19,740 in Due to Related Parties liability in the accompanying Statement of Financial Condition.

j.   Start-up Costs

In accordance with GAAP, the Company classifies its startup costs into two categories: (a) organization costs and (b) deferred offering costs. Organization costs are expensed as incurred and deferred offering costs, which consist of certain costs incurred in connection with investment offering, are capitalized and amortized over a 12-month period. For the year ended December 31, 2022, the Company did not incur any organization costs or deferred offering costs.

k.   Capital Structure

The Company is authorized to issue 10,000,000 (*ten million*) common stock shares with a par value of $.0001. As of December 31, 2022, the Company has not issued any shares.

l.   Subsequent Events

The Company's management has evaluated subsequent events and transactions for potential recognition or disclosure through September 21, 2023, the date that the financial statements were available to be issued. On August 18, 2023, the Company executed a name change with the Washington Secretary of State modifying its legal name to LITT Global Inc.

m.   Risks and Uncertainties

Management of the Company seeks investment opportunities that offer the possibility of attaining substantial capital appreciation and or residual income from its planned operations. Certain events particular to the industry in which the Company invests, as well as general economic, political conditions, or the possible resurgence of the coronavirus pandemic may have a significant negative impact on the Company's operations and profitability. Additionally, the Company is subject to changing regulatory and tax environments. Such events are beyond the Company's control, and the likelihood that they may occur cannot be predicted.

3.   Going Concern

These financial statements are prepared on a going concern basis. The Company was founded on June 10, 2019 and as such it will most likely incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from its proposed Regulation A campaign and any additional equity financing as deemed necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition and operating results. The accompanying financial statements do not take into account any adjustments that could result from these uncertainties.

LITT Global US PTY LTD.

Independent Accountant's Audit Report Together with Financial Statements

As of December 31, 2021

LITT Global US PTY LTD.
Table of Contents

Page

Abdi Sheikh-Ali, CPA, PLLC

450 Century Parkway, Suite 250   Tel. (972) 217-4646
Allen, Texas 75013   Fax. (972) 217-4645
www.abdisheikh.com   cpa@abdisheikh.com

_____

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors of
LITT Global US PTY LTD.:

Opinion
We have audited the accompanying financial statements of LITT Global US PTY LTD. which comprise of the
balance sheet as of December 31, 2021, and the related statements of operations, cash flows, and changes in
shareholders' equity for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements presently fairly, in all material respects, the financial
position of LITT Global US PTY LTD. as of December 31, 2021, and the results of its operations and cash
flows for the year then ended in accordance with accounting principles generally accepted in the United States
of America.

Basis of Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of
America (GAAS). Our responsibilities under those standards are further described in the Auditor's
Responsibilities for the Audit of the financial statements section of our report. We are required to be
independent of LITT Global US PTY LTD. and to meet our other ethical responsibilities, in accordance with
the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is
sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance
with accounting principles generally accepted in the United States of America, and for the design,
implementation, and maintenance of internal control relevant to the preparation and fair presentation of
financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or
events, considered in the aggregate, that raise substantial doubt about LITT Global US PTY LTD.'s ability to
continue as a going concern for a period of one year from the date that the financial statements are issued.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free
from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our
opinion. Reasonable assurance is a high level of assurance, but not absolute assurance, and therefore is not a
guarantee that an audit conducted in accordance with Generally Accepted Auditing Standards (GAAS) will
always detect a material misstatement when it exists.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

Exercise professional judgment and maintain professional skepticism throughout the audit.

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of LITT Global US PTY LTD. 's internal control. Accordingly, no such opinion is expressed.

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about LITT Global US PTY LTD.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control—related matters that we identified during the audit.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company become unable to continue as a going concern.

Abdi Sheikh-Ali, CPA, PLLC

Allen, Texas
September 20, 2023

LITT Global US PTY LTD.
Balance Sheet
As of December 31, 2021

LIABILITIES

Accrued expenses		$	2,720
Due to related parties			9,765
	Total liabilities	$	12,485

Total shareholders' capital

Common stock - 10 million shares authorized, none issued, par value $$.0001		$	-
Retained earnings (deficit)			(12,485)
	Total shareholders' capital	$	(12,485)
	Total liabilities and shareholders' capital	$	-

LITT Global US PTY LTD.
Statement of Operations
For the year ended December 31, 2021

REVENUE

Sales revenue	$	-
Total revenue	$	–

OPERATING EXPENSES

Legal and professional fees	$	1,700
License, permits, and local taxes		1,040
Total operating expenses	$	2,740
Net income (loss)	$	(2,740)

LITT Global US PTY LTD.
Statement of Cash Flows
For the year ended December 31, 2021

Cash flows from operating activities

Net income (loss)	$	(2,740)

Adjustments to reconcile Change in net assets
to net cash provided by operating activities:

Increase (decrease) in accrued expenses		1,485
Net cash provided (used) by Operating activities	**$**	**(1,255)**

Cash flows from financing activities

Increase (decrease) in due to related parties		1,255
Net cash provided (used) by Financing activities	**$**	**1,255**

Net increase (decrease) in cash	$	-
Cash at beginning of period	$	-
Cash at end of period	$	-

Supplemental disclosure of cash flow information

Cash paid during the year for interest	$	-

See accompanying footnotes and accountant's report

5

LITT Global US PTY LTD.
Statement of Changes in Shareholders' Capital
For the year ended December 31, 2021

Description	Common Stock			Total
	Number of Shares	Amount		Total
Total shareholders' capital at December 31, 2020	-	$ -		(9,745)
Issued shares	-	$ -	$ -	
Dividends paid	-	-	-	
Syndication costs	-	-	-	
Net income (loss)	-	(2,740)	(2,740)	
Total shareholders' capital at December 31, 2021	-	$ (2,740)	$ (12,485)	

1.   Nature of Operations

LITT Global US PTY LTD (the "Company") is a limited liability company organized in the State of Washington on June 10, 2019. The Company is a fintech that was founded to launch a social e-commerce platform with a community focus and that connects like-minded people, businesses, and other key stakeholders in local communities.

2.   Significant Accounting Policies

a.   Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP) as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("FASB ASC"). The accompanying financial statements are for the financial statements of the Company. The Company follows a calendar year-end.

b.   Cash & Cash Equivalents

Cash & cash equivalents include cash in bank accounts and highly liquid debt instruments purchased with an original maturity of three months or less.

c.   Concentration of Credit Risk

The Company plans to maintain cash with US-based financial institutions. The Federal Deposit Insurance Corporation (FDIC) insures the total deposits at these institutions up to $250,000 per depositor.

d.   Property, Plant, & Equipment

The Company follows the practice of capitalizing all expenditures for property, furniture, fixtures, equipment, and leasehold improvements in excess of $1,000. Depreciation of all such items is computed on a straight-line basis over the estimated useful lives of the assets which generally are as follows:

Buildings	39 years
Building improvements	15- 39 years
Furniture and equipment	5 – 7 years
Software	5 years
Vehicles	5 years
Leasehold improvements	life of lease or useful life (whichever is shorter)

The Company did not have any property, plant, and equipment as of December 31, 2021.

e.   Accrued Expenses

Accrued expenses consists of liabilities incurred in the ordinary course of business. As of December 31, 2021, accrued expenses totaled $2,720.

f.   Income Taxes

The Company is a recently incorporated entity which is a C-corporation for tax purposes. The Company addresses uncertain tax positions in accordance with ASC Topic 740, Income Taxes, which provides guidance on the recognition, measurement, presentation, and disclosure of uncertain tax positions in the financial statements. Since the Company is a newly formed entity, management didn't identify the existence of any uncertain tax positions. Deferred tax is recognized on temporary differences between the carrying amounts and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. The Company reviews the carrying amount of deferred tax assets at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. For the year ended December 31, 2021, the Company did not have a net profit and as such has made no provision for income taxes in the accompanying financial statements.

LITT Global US PTY LTD
Notes to Financial Statements - as of December 31, 2021

The following table represents the net deferred tax assets as of December 31, 2021:

Federal income tax benefit attributable:

Net operating loss carryforwards	$	575
Less: valuation allowance		(575)
Net deferred tax assets:	$	-

The current income taxes are based on the year's income taxable for federal and state tax reporting periods. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based on management's analysis, the financial statements and tax bases of the assets and liabilities are the same.

Income tax expense (benefits) to the statutory rate of 21% for the year ended December 31, 2021, is as follows:

Tax Benefits at statutory rate - 21%	$	(575)
State income tax benefits, net of federal		-
Non-deductible expenses		-
Valuation allowance		575
Total provision of income tax	$	-

g.   Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles at times requires the use of management's estimates. Actual results could vary from these estimates.

h.   Advertising Costs

The Company expenses advertising costs as they are incurred. The Company did not incur any advertising expenses for the year ended December 31, 2021.

i.   Related Party Transactions

For the year ended December 31, 2021, related parties paid various start-up and operational costs on behalf of the Company. Consequently, as of December 31, 2021, the Company recorded $9,765 in Due to Related Parties liability in the accompanying Statement of Financial Condition.

j.   Start-up Costs

In accordance with GAAP, the Company classifies its startup costs into two categories: (a) organization costs and (b) deferred offering costs. Organization costs are expensed as incurred and deferred offering costs, which consist of certain costs incurred in connection with investment offering, are capitalized and amortized over a 12-month period. For the year ended December 31, 2021, the Company did not incur any organization costs or deferred offering costs.

k.   Capital Structure

The Company is authorized to issue 10,000,000 (*ten million*) common stock shares with a par value of $.0001. As of December 31, 2021, the Company has not issued any shares.

l.   Subsequent Events

The Company's management has evaluated subsequent events and transactions for potential recognition or disclosure through September 20, 2023, the date that the financial statements were available to be issued. Management is not aware of any subsequent events that would require recognition or disclosure in the financial statements.

m.   Risks and Uncertainties

Management of the Company seeks investment opportunities that offer the possibility of attaining substantial capital appreciation and or residual income from its planned operations. Certain events particular to the industry in which the Company invests, as well as general economic, political conditions, or the possible resurgence of the coronavirus pandemic may have a significant negative impact on the Company's operations and profitability. Additionally, the Company is subject to changing regulatory and tax environments. Such events are beyond the Company's control, and the likelihood that they may occur cannot be predicted.

3.   Going Concern

These financial statements are prepared on a going concern basis. The Company was founded on June 10, 2019 and as such it will most likely incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from its proposed Regulation A campaign and any additional equity financing as deemed necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition and operating results. The accompanying financial statements do not take into account any adjustments that could result from these uncertainties.